WOODSIDE
AUSTRALIAN ENERGY

03 FEB -6 AM 7:21

20 January 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

03003666

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following document/s which has/have recently been filed with the Australian Stock Exchange ("ASX"):

- News Release in relation to the NWS LNG sellers signing a letter of intent with Korea Gas Corporation for term LNG supply, lodged with the Australian Stock Exchange on 20 January 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

SUPPL

Rebecca Sims
Administration Officer

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Box D188 G.P.O. Perth, Western Australia, 6840. Telephone: (08) 9348 4000 Facsimile: (08) 9325 8178

82-2280

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Monday, 20 January 2002
9.00am (WST)

NWS LNG SELLERS SIGN LETTER OF INTENT WITH KOREA GAS CORPORATION FOR TERM LNG SUPPLY

Following the recent announcement of the sale of four LNG cargoes to Korea, the North West Shelf LNG Sellers have signed a letter of intent (LOI) for a term contract for the supply 0.5 million tonnes of LNG a year to Korea Gas Corporation (Kogas).

The LOI to negotiate a sale and purchase agreement will lead to the first LNG term contract signed between the North West Shelf LNG Sellers and Kogas.

Initial LNG volumes will be delivered in late 2003, building to 0.5 million tonnes of LNG a year in 2004. The term of the contract is seven years and the LNG will be delivered on an ex-ship basis.

Australia LNG, the North West Shelf Venture's marketing services organisation outside Japan, managed negotiations on behalf of the North West Shelf LNG Sellers.

Arthur Dixon, President of Australia LNG said that the letter of intent represented a significant milestone in the development of the North West Shelf's regional customer base.

"The letter of intent confirms the ongoing interest of customers in the region for Australian LNG," Mr Dixon said.

"Considerable additional demand is expected in Korea in the future and Australia is well placed to further grow the supply of LNG to this important customer."

The six equal participants in the North West Shelf Venture are: Woodside Energy Ltd. (operator); BHP Billiton Petroleum (North West Shelf) Pty Ltd; BP Developments Australia Pty Ltd; ChevronTexaco Australia Pty Ltd; Japan Australia LNG (MIMI) Pty Ltd; and Shell Development (Australia) Proprietary Limited.

MEDIA INQUIRIES
Tony Johnson, Senior Adviser External Affairs
W: (08) 9348 5034 M: (0417) 916 638

INVESTOR INQUIRIES - Woodside Energy Ltd.
Mike Lynn, Investor Relations Manager
W: (08) 9348 4283 M: (0439) 691 592